SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
of the Securities Exchange Act of 1934

For: October 12, 2006	Commission File Number: 1-15226

ENCANA CORPORATION
(Translation of registrant’s name into English)
1800, 855 – 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index to this Form 6-K.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 12, 2006

ENCANA CORPORATION (Registrant)
By:	/s/ Linda Mackid
	Name:	Linda Mackid
	Title:	Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.
99.1	News release dated October 12, 2006 referenced as:
“EnCana unveils The Bow — Calgary’s newest tower”

EnCana unveils The Bow — Calgary’s newest tower
Foster + Partners spectacular design sculpts new lines across Calgary skyline
CALGARY, Alberta (October 12, 2006) — EnCana Corporation (TSX, NYSE: ECA) today filed a development permit application with the City of Calgary for the construction of The Bow, Calgary’s newest office tower. EnCana, along with its architectural team led by Foster + Partners, unveiled the design for the spectacular 59-storey glass and steel office high-rise to be built in the heart of downtown Calgary.
Configured in the shape of a bow, the 1.7 million square foot tower is a striking creation that provides office occupants an expansive view of the surrounding environment — Rocky Mountains and the Bow River Valley to the west, the Canadian Prairies and Bow River to the east. Located between 5th and 7th Avenues between Centre and 1st Street S.E., the new building design features three interior garden atriums up the west face of the structure.
“We believe our dramatic new office tower will be a premier Calgary workplace, one that will enhance staff recruitment and retention while creating an energetic urban village in our city’s core. Our people will enjoy multiple advantages by being housed in a single location along with amenities such as indoor gardens, a public outdoor space, complementary retail businesses and vibrant cultural venues. The innovative design of Foster + Partners will only enhance the EnCana work experience,” said Randy Eresman, EnCana’s President & Chief Executive Officer.
“Beyond the benefits to the EnCana workplace, we believe The Bow reflects the growing importance of our city and province from a business and cultural perspective. At EnCana, we are proud to play a role in adding exceptional architecture to our city skyline, as well as invigorating the centre of Calgary,” Eresman said.
The Bow will set a new standard for environmental sustainability among high-rise offices in Canada. For example, the aerodynamic design of the crescent-shaped tower reduces the structure’s wind load, thereby reducing the amount of structural material required and the surrounding turbulence. At the same time, the south-southwest orientation makes efficient use of the southern Alberta sun. The energy efficient design, which employs natural light and ventilation, is expected to reduce energy use by about 30 percent, compared to a conventional tower.
“EnCana’s building project team has focused on creating a pleasant and efficient workplace that is tailored to support our individual business units. By initiating the design and development, we hope to bring greater certainty to our long-term occupancy costs in a competitive commercial real estate market. While we do not plan to own the building and we have conducted market research into selling it prior to the construction start, we do plan to be The Bow’s long-term, principal tenant,” said John Brannan, EnCana’s building project executive lead.
EnCana hopes to receive development permit approval from the City of Calgary in the spring of 2007, and construction is expected to start shortly thereafter. EnCana plans to start occupying the building in the third quarter of 2010, with final occupancy in 2011.
Matthews Southwest of Toronto and Dallas is the lead project developer, managing site acquisition, architectural design, City of Calgary permits, and development planning strategy. Foster + Partners of London, England is the signature architect and Zeidler Partnership of Calgary is the project architect. In addition, EnCana retained Jeremy Sturgess of Calgary’s Sturgess Architecture for the master planning of the streetscape and urban design.
A project fact sheet is attached to this release and concept drawings of the office complex are posted on EnCana’s website, www.encana.com.
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EnCana Corporation
Based in Calgary and with more than five decades of experience in Western Canada, EnCana is a leading North American energy company. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements”. Forward-looking statements in this news release include, but are not limited to statements relating to the Company’s proposed new office tower, including: potential operational and economic efficiencies which may be achieved therefrom; its potential impact on recruitment and retention; the anticipated receipt of a development permit; its projected commencement and completion date; and its potential sale and lease. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; assumptions based upon the company’s guidance; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; changes in environmental and other regulations or the interpretations of such regulations; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on EnCana Corporation is available on the company’s website, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Finance
Sheila McIntosh	Almas Kassam
Vice-President, Investor Relations	Analyst, Media Relations
(403) 645-2194	(403) 645-4716
Susan Grey	Alan Boras
Analyst, Investor Relations	Manager, Media Relations
(403) 645-4751	(403) 645-4747

Matthews Southwest
Susan Halas
(403) 231-5651
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The Bow — Summary Fact Sheet
The submitted development permit application includes the following proposed items:
Project details:
Site:

•	Site area: 190,000 square feet

•	Retail and cultural space: approximately 200,000 square feet

•	Parking: 1,400 stalls on 6 levels of underground parking

•	Plus 15 connections: Telus building, Petro-Canada Centre, Hyatt Regency Calgary and over 6th Avenue between Centre Street and 1st Street S.E. to connect the north and south blocks

Building:

•	Building height: 810 feet (247 metres)

•	1.7 million square feet of rentable space

•	59 stories with 53 office floors including:
•	3 floors with sky gardens

•	2 retail floors with a total of about 30,000 net square feet

•	4 mechanical floors
•	A typical office floor has about 32,000 net square feet

•	Large meeting rooms

•	The current shape of the buildings allows for the vast majority of offices to have windows.

•	The southwest facing orientation of the building on the site provides ample views west to the mountains and also captures much of the daily sunshine, which contributes to the sustainable aspects of the complex.

•	The shape and position of the tower also helps deal effectively with summer and winter wind patterns.

•	Garden levels are planned approximately 18 floors apart. These garden floors are being designed as an indoor park-like environment with trees, other vegetation and seating. Sky garden floors also contain all of the main meeting spaces within the building and are serviced by express elevators.

•	Anticipated construction start in summer of 2007

•	Expected completion in 2010 with final occupancy in 2011
Key Contractors:
•	Matthews Southwest Developments Limited, Toronto, Ontario and Dallas, Texas

•	Design Architect: Foster + Partners, London, England

•	Project Architect: Zeidler Partnership, Calgary, Alberta

•	Master Planner: Sturgess Architecture, Calgary, Alberta

•	Landscape Architect: GGN, Seattle, Washington